Exhibit 7.1

Tenaris – Liquid financial assets over total assets

	At December 31,
Thousands of U.S. dollars	2019	2018	2017

Cash and cash equivalents	1,554,299	428,361	330,221
Other current investments	210,376	487,734	1,192,306
Bonds and other fixed income	18,012	113,829	123,498
Liquid financial assets	1,782,687	1,029,924	1,646,025
Total assets	14,842,991	14,251,299	14,398,218
Ratio	12%	7%	11%

Tenaris – Total Liabilities to Total Assets Ratio

	At December 31,
Thousands of U.S. dollars	2019	2018	2017

Total liabilities	2,656,619	2,375,807	2,817,248
Total assets	14,842,991	14,251,299	14,398,218
Ratio	0.18	0.17	0.20

Tenaris – Current borrowings to total borrowings

	At December 31,
Millions of U.S. dollars	2019	2018	2017

Current borrowings	781,272	509,820	931,214
Total borrowings	822,152	539,007	965,859
Ratio	0.95	0.95	0.96